UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ........X.....                                                                Form 40-F ..........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ..................

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 October 2016

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Director/PDMR Shareholding (04 October 2016)	Announcement Director/PDMR Shareholding (20 October 2016)
Announcement Director/PDMR Shareholding (10 October 2016)	Announcement Total Voting Rights (31 October 2016)
Announcement Director/PDMR Shareholding (12 October 2016)	Announcement
Announcement Director/PDMR Shareholding (19 October 2016)	Announcement

Diageo PLC – Director/PDMR Shareholding
Dated 04 October 2016

Diageo plc (the "Company")
Transaction notification
1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	J FERRAN
b)	Position / status	NON-EXECUTIVE DIRECTOR
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE
b)	Nature of the transaction	PURCHASE OF ORDINARY SHARES
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£ 22.21	18,500
d)	Aggregated information	N/A
e)	Date of the transaction	29 SEPTEMBER 2016
f)	Place of the transaction	LONDON STOCK EXCHANGE
537577033

Diageo PLC – Director/PDMR Shareholding
Dated 10 October 2016

Diageo plc (the "Company")
Transaction notification
1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	1. KA MIKELLS 2. D CUTTER 3. S MORIARTY 4. FB HUMER
b)	Position / status	1. CFO 2. MEMBER OF EXECUTIVE COMMITTEE 3. MEMBER OF EXECUTIVE COMMITTEE 4. CHAIRMAN
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE
b)	Nature of the transaction	1, 2, 3 & 4: PURCHASE UNDER DIAGEO SHARE INCENTIVE PLAN 4. PURCHASE UNDER ARRANGEMENT WITH COMPANY
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		1. £22.42	7
		2. £22.42	9
		3. £22.42	7
		4. £22.42	369
d)	Aggregated information	N/A
e)	Date of the transaction	10 OCTOBER 2016
f)	Place of the transaction	LONDON STOCK EXCHANGE
537577033

Diageo PLC – Director/PDMR Shareholding
Dated 12 October 2016

Diageo plc (the "Company")
Transaction notification
1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	1. D CUTTER 2. S FISCHER 3. S MORIARTY 4. FB HUMER
b)	Position / status	1. MEMBER OF EXECUTIVE COMMITTEE 2. MEMBER OF EXECUTIVE COMMITTEE 3. MEMBER OF EXECUTIVE COMMITTEE 4. CHAIRMAN
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE
b)	Nature of the transaction
1,2,3&4: It received notification on 12 October 2016 that the following director and PDMRs, as participants in the Diageo Dividend Reinvestment Plan (the "Plan") received Ordinary Shares in respect of the final dividend paid on 10 October 2016.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		1. £22.2986	7
		2. £22.2986	17
		3. £22.2986	813
		4. £22.2986	1,053
d)	Aggregated information	N/A
e)	Date of the transaction	10 OCTOBER 2016
f)	Place of the transaction	LONDON STOCK EXCHANGE
537577033

Diageo PLC – Director/PDMR Shareholding
Dated 19 October 2016

Diageo plc (the "Company")
Transaction notification
1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	1. D MAHLAN 2. J KENNEDY 3. S SALLER
b)	Position / status	1. MEMBER OF EXECUTIVE COMMITTEE 2. MEMBER OF EXECUTIVE COMMITTEE 3. MEMBER OF EXECUTIVE COMMITTEE
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	AMERICAN DEPOSITARY SHARES
b)	Nature of the transaction
The persons discharging managerial responsibilities named above, as participants in the dividend reinvestment programme connected with the US Employee Stock Purchase Plan (also Known as the US Sharesave Plan), received American Depositary Shares ("ADS") on 17 October 2016, in respect of the Company's final dividend.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		1. $108.66	56
		2. $108.66	7
		3. $108.66	37
d)	Aggregated information	N/A
e)	Date of the transaction	17 OCTOBER 2016
f)	Place of the transaction	New York Stock Exchange
537577033

Diageo PLC – Director/PDMR Shareholding
Dated 20 October 2016

Diageo plc (the "Company")
Transaction notification
1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	B FRANZ
b)	Position / status	MEMBER OF EXECUTIVE COMMITTEE
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	AMERICAN DEPOSITARY SHARES
b)	Nature of the transaction
The person discharging managerial responsibilities named above, as a participant in the dividend reinvestment programme connected with the US Employee Stock Purchase Plan (also Known as the US Sharesave Plan), received American Depositary Shares ("ADS") on 17 October 2016, in respect of the Company's final dividend.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$108.66	33
d)	Aggregated information	N/A
e)	Date of the transaction	17 OCTOBER 2016
f)	Place of the transaction	New York Stock Exchange
537577033

Diageo PLC – Total Voting Rights
Dated 31 October 2016

TO:	Regulatory Information Service
RE:	Paragraph 5.6.1 of the Disclosure Guidelines and Transparency Rules

Diageo plc - Voting Rights and Capital
In conformity with Paragraph 5.6.1 of the Disclosure Guidelines and Transparency Rules, Diageo plc (the "Company") would like to notify the market of the following:
The Company's issued capital as at 31 October 2016 consisted of 2,754,438,461 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 238,329,109 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.
Therefore, the total number of voting rights in the Company was 2,516,109,352 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

31 October 2016
Jonathan Guttridge
Company Secretarial Assistant
Diageo plc

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf  by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 01 November 2016	By: /s/Jonathan Guttridge
Name: Jonathan Guttridge
Title: Company Secretarial Assistant